

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2025

Craig Peters
Chief Executive Officer
Getty Images Holdings, Inc.
605 5th Ave S. Suite 400
Seattle, WA 98104

> **Re: Getty Images Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 31, 2025**
> **File No. 333-286241**

Dear Craig Peters:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Todd Freed